SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 4)

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

CLS Holdings USA, Inc.
(Name of Issuer) Common Stock, $0.0001 par value per share
(Title of Class of Securities) 12565J308
(CUSIP Number) Navy Capital Green Management, LLC 28 Reichert Circle Westport, CT 06880
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) December 29, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12565J308	13D/A	Page 2 of 15 Pages

1.		names of reporting person i.r.s. identification no. of above persons (entities only) Navy Capital Green Management, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization New York, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 75,719,840
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 75,719,840
11.		aggregate amount beneficially owned by each reporting person 75,719,840
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 57.03%
14.		type of reporting person* IA

CUSIP No. 12565J308	13D/A	Page 3 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Management Partners, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization New York, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 16,452,650
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 16,452,650
11.		aggregate amount beneficially owned by each reporting person 16,452,650
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 12.39%
14.		type of reporting person* OO

CUSIP No. 12565J308	13D/A	Page 4 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Fund, LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 16,452,650
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 16,452,650
11.		aggregate amount beneficially owned by each reporting person 16,452,650
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 12.39%
14.		type of reporting person* PN

CUSIP No. 12565J308	13D/A	Page 5 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Co-Invest Fund, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 59,267,190
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 59,267,190
11.		aggregate amount beneficially owned by each reporting person 59,267,190
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 44.64%
14.		type of reporting person* OO

CUSIP No. 12565J308	13D/A	Page 6 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Co-Invest Partners, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 59,267,190
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 59,267,190
11.		aggregate amount beneficially owned by each reporting person 59,267,190
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 44.64%
14.		type of reporting person* OO

CUSIP No. 12565J308	13D/A	Page 7 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) John Kaden
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 75,719,840
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 75,719,840
11.		aggregate amount beneficially owned by each reporting person 75,719,840
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 57.03%
14.		type of reporting person* IN

CUSIP No. 12565J308	13D/A	Page 8 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Sean Stiefel
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 75,719,840
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 75,719,840
11.		aggregate amount beneficially owned by each reporting person 75,719,840
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 57.03%
14.		type of reporting person* IN

CUSIP No. 12565J308	13D/A	Page 9 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Chetan Gulati
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 75,719,840
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 75,719,840
11.		aggregate amount beneficially owned by each reporting person 75,719,840
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 57.03%
14.		type of reporting person* IN

CUSIP No. 12565J308	13D/A	Page 10 of 15 Pages

ITEM 1 Security and Issuer

This Schedule 13D/A relates to the common stock, par value $0.0001 (the “Common Stock”), of CLS Holdings USA, Inc. (the “Issuer”) and amends and supplements the Schedule 13D dated February 8, 2019, as amended by Amendment No. 1 to Schedule 13D filed May 28, 2021, Amendment No. 2 to Schedule 13D filed August 9, 2021 and Amendment No. 3 to Schedule 13D filed October 3, 2022, as specifically set forth herein. The address of the principal executive offices of the Issuer is 11767 South Dixie Highway, Suite 115, Miami, FL 33156. Defined terms not herein defined shall have the meaning set forth in the Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3.

ITEM 3 Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On December 29, 2023, the Issuer entered into an amendment to subscription agreement (each, a “Third Amendment”) with and executed a Third Amended and Restated Debenture (each, a “Third Amended and Restated Debenture”) to each of the Fund and the Co-Investment Fund regarding a convertible debenture issued by the Issuer to the Fund on October 22, 2018 in the principal amount of $1,000,000 (the outstanding amount of which was $504,500.05 as of December 29, 2023 after factoring in accrued and unpaid interest as of December 31, 2023) and a convertible debenture issued by the Issuer to the Co-Investment Fund on October 22, 2018 in the principal amount of $4,000,000 (the outstanding amount of which was $2,018,007.24 as of December 29, 2023 after factoring in accrued and unpaid interest as of December 31, 2023), in order to, among other things, (i) reduce the conversion price of each remaining debenture to $0.07 per unit; (ii) extend the maturity date of each debenture to January 31, 2028; (iii) provide for interest accruing as of December 31, 2023 to be added to the principal balance of each debenture; and (iv) amend the definition of “unit” to mean one share of the Issuer’s common stock, par value $0.001 and one-half of one warrant, with each warrant exercisable for three years to purchase a share at a price of $0.10.

The foregoing descriptions of the Third Amendments, the Third Amended and Restated Debentures, and the Warrants are summary descriptions of the material terms thereof and are qualified in their entirety by reference to the full text of the Third Amendments, the Third Amended and Restated Debentures, and the Warrants, which are incorporated by reference hereto and filed as Exhibits.1, 2, 3, 4, and 5 to this Schedule 13D/A.

ITEM 5 Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)-(b) The Investment Manager, John Kaden, Sean Stiefel and Chetan Gulati may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 75,719,840 shares of Common Stock as of January 3, 2024, which represent 57.03% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 75,719,840

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 75,719,840

The Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 16,452,650 shares of Common Stock as of January 3, 2024, which represent 12.39% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 16,452,650

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 16,452,650

CUSIP No. 12565J308	13D/A	Page 11 of 15 Pages

NCG may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 16,452,650 shares of Common Stock as of January 3, 2024, which represent 12.39% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 16,452,650

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 16,452,650

The Co-Investment Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 59,267,190 shares of Common Stock as of January 3, 2024, which represent 44.64% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 59,267,190

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 59,267,190

NCGP may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 59,267,190 shares of Common Stock as of January 3, 2024, which represent 44.64% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 59,267,190

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 59,267,190

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be the aggregate of (i) 72,543,141 shares of Common Stock outstanding (as disclosed on the Issuer’s Form 10-Q filed with the SEC on October 12, 2023) and (ii) the number of shares of Common Stock that would be obtained by the Reporting Persons upon the exercise of any convertible securities held by the Reporting Persons.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c) Except as disclosed in Item 3 and Item 4, there have been no transactions in the shares of Common Stock by the Reporting Persons during the past sixty days.

(d) The Fund and the Co-Investment Fund have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

(e) Not applicable.

CUSIP No. 12565J308	13D/A	Page 12 of 15 Pages

ITEM 7 Material to the Filed at Exhibits

Exhibit 1:	Third Amendment to Subscription Agreement, dated December 29, 2023, by CLS Holdings USA, Inc., in favor of Navy Capital Green Fund, LP

Exhibit 2:	Third Amendment to Subscription Agreement, dated December 29, 2023, by CLS Holdings USA, Inc., in favor of Navy Capital Green Co-Invest Fund, LLC

Exhibit 3:	Third Amended and Restated Convertible Debenture, dated December 29, 2023, issued to Navy Capital Green Fund, LP

Exhibit 4:	Third Amended and Restated Convertible Debenture, dated December 29, 2023, issued to Navy Capital Green Co-Invest Fund, LLC

Exhibit 5:	Form of Warrant

Exhibit 99.1:	Joint Filing Agreement

CUSIP No. 12565J308	13D/A	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2024
Date

NAVY CAPITAL GREEN MANAGEMENT LLC

/s/ John Kaden
Signature

John Kaden/Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager
Name/Title

NAVY CAPITAL GREEN MANAGEMENT PARTNERS, LLC

/s/ John Kaden
Signature

John Kaden/Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager
Name/Title

CUSIP No. 12565J308	13D/A	Page 14 of 15 Pages

NAVY CAPITAL GREEN FUND, LP

/s/ John Kaden
Signature

John Kaden/Manager of its General Partner
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its General Partner
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager of its General Partner
Name/Title

NAVY CAPITAL GREEN CO-INVEST FUND LLC

/s/ John Kaden
Signature

John Kaden/Manager of its Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager of its Manager
Name/Title

CUSIP No. 12565J308	13D/A	Page 15 of 15 Pages

NAVY CAPITAL GREEN CO-INVEST PARTNERS, LLC

/s/ John Kaden
Signature

John Kaden/Manager of its Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager of its Manager
Name/Title

/s/ John Kaden
Signature

John Kaden
Name

/s/ Sean Stiefel
Signature

Sean Stiefel
Name

/s/ Chetan Gulati
Signature

Chetan Gulati
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.